1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

September 8, 2016

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Kathleen Collins

Joyce Sweeney

Re:	MicroStrategy Incorporated Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 000-24435

Dear Ms. Collins and Ms. Sweeney:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comments contained in the letter dated August 25, 2016 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Phong Le, Senior Executive Vice President & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “2015 10-K”).  The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2015 10-K.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(h) Software Development Costs, page 80

Comment:

1.

We note from management’s statements on the Q2 2016 earnings call that you stopped capitalizing your research and development costs in Q2 2015 after the release of Version 10 of your software. We further note statements regarding added functionality of Version 10.4 and that you designated this as your primary long-term platform release. Please describe your basis for not capitalizing development costs for the subsequent releases, addressing each release separately. Also, describe your consideration of ASC 955-20-25-2 and your determination that subsequent releases did not represent product enhancements.

Response:

We have considered ASC 985-201 and believe that our determination to not capitalize software production costs for software releases subsequent to MicroStrategy 10 is appropriate for the reasons set forth below.

[1]	ASC reference clarified via telephone conversation with the SEC.

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Historically, we used a traditional software development model involving stages of planning, testing, and rework, generally aligned with the stages of software development defined under ASC 985-20.  In employing this model, we did not utilize detailed program designs and therefore technological feasibility, as defined under ASC 985-20-25, was typically met when the following occurred: (a) a product design and a working model of the software product had been completed; and (b) the completeness of the working model and its consistency with the product design had been confirmed by testing. We determined that these criteria were met once a product entered the “beta” stage: the product was 70-90% functionally complete, well tested in-house, and ready for external testing by customers. Therefore, we would begin capitalizing costs once the product entered this beta stage and stop capitalizing costs when the product became generally available to customers. As an example, the beta period for which we capitalized costs ranged from two to six months for our earlier MicroStrategy “9.x” versions and was ten months for our MicroStrategy 10 version. A key drawback to this traditional software development model from a business perspective is the length of time between releases and the inability to immediately refine or expand on our software features and functionality.

In contrast, for development efforts subsequent to our MicroStrategy 10 version, we have used a different software development model, currently used by many software companies, commonly referred to as “agile development.” Under the agile development model, our technology teams are responsible for small sets of new features, patches and/or hot-fixes to be accomplished throughout a given quarter. Internal testing of a working “release candidate” version incorporating these updates is conducted in-house beginning approximately two weeks prior to general release to customers. Upon completion of internal testing of the release candidate, we announce the release of a new generally available version “10.x” incorporating new features, patches and hot-fixes developed since the last quarterly release.  Under this agile development model, there is limited, if any, customer testing, and therefore no measurable beta period or capitalization period exists.  The agile development model allows our entire customer base to experience faster and more frequent access to our new features, patches and hot-fixes. It provides the Company the ability to continuously refine its software to address customer needs based on real-time feedback received from each preceding version.

MicroStrategy versions 10.1 through 10.4 were all developed and released under the agile development model, each with no measurable beta period and containing a combination of new features, patches and hot-fixes. Versions 10.1, 10.2, 10.3, and 10.4 became generally available in September 2015, December 2015, March 2016, and June 2016, respectively, in each case immediately after internal testing of the release candidate had been completed. As noted in our second quarter 2016 earnings call, we believe that the culmination of the new features, patches and hot-fixes in our earlier 10.x releases have resulted in a version 10.4 that is our most stable version to date and well-suited for broad-based adoption.  Although versions 10.1, 10.2, 10.3, and 10.4 contain both “maintenance” and “product enhancements” as defined under ASC 985-20-20, software production costs associated with our product enhancements are immaterial because there is no measurable beta period for our product enhancements, and these costs are expensed as incurred, similar to costs associated with maintenance activities.

Although we plan to continue developing our software under the agile development model, we continuously monitor our software development process.  Should we undertake any future software development that constitutes a product enhancement with a measurable beta period, we will capitalize the related software production costs when technological feasibility is reached, in accordance with ASC 985-20.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Note 17.  Segment Information, page 100

Comment:

2.

We note that you have one operating and reporting segment. We also note from your Q4 2015 and Q1 and Q2 2016 earnings calls that in fiscal 2015 you put in place a new structure in which you created 231 business units that includes budgets for cost, revenue, margins and headcounts for each of the organizations. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business units:

•	Describe the company’s internal management reporting process, including organization and reporting structure and provide us with an organizational chart;
•	Identify the company’s chief operating decision maker or makers (“CODM”) and describe the basis for this determination;
•	Identify the individuals that report directly to the CODM;
•	Describe further the business unit structure;
•	Describe the responsibilities of the business unit managers and explain how they fit into your organizational structure;
•	Describe how budgets are developed and resources are allocated throughout your organization;
•	Describe how performance of the business units is evaluated;
•

Tell us what information the CODM receives with regards to the business units and how he uses such information in making key decisions with respect to evaluating and determining the actions necessary to achieve the company’s operating results;

•	Describe how performance of the business unit managers is evaluated, including consideration of bonuses; and
•

Describe the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM(s) and used for allocating resources and evaluating performance within your organization.

Response:

We have considered the guidance under ASC 280-10-50 in determining the Company’s operating and reporting segments and believe our existing segment disclosures are appropriate. We believe we currently have only one reportable operating segment, which is engaged in the design, development, marketing and sales of our software platform through licensing arrangements and cloud-based subscriptions and related services such as consulting, maintenance and education. In identifying operating and reporting segments, we considered various sources of information, including our current internal reporting structure, our quarterly business planning (“BP”) review process, quantitative and qualitative information presented in our monthly Chief Financial Officer Report (“CFO Report”) and quarterly reporting package to our Board of Directors (“Board Package”), and information reviewed on a regular basis by our CODM (i.e., our Chief Executive Officer (“CEO”), as discussed below in subparagraph (b)). These items are discussed further in our responses below to the specific comments outlined in Comment #2.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

In September 2014, the Company committed to a restructuring plan to streamline its workforce and spending to better align its cost structure with its business strategy. The restructuring was substantially completed in 2014. In connection with the restructuring and other cost-saving initiatives, in Q4 2014, we started the development of a management system we call “Merit” with the goal of providing financial and operational transparency across the organization by department, division, group and business unit in order to hold employees accountable for the costs and margins applicable to their units. We defined business units within Merit by aggregating employees based on their function, and the number of employees within each business unit currently ranges from 1 to 44. Our business units act as a base layer for the Company to organize employees for individual performance assessments, including compensation determinations, and cost control purposes, rather than as a means for the Company to make its overall strategic and operating decisions.

The Merit system consists of a series of operational reports and operating metrics, and provides revenue (which may be on a non-GAAP basis as described further below), cost, headcount, performance metrics and organizational information by employee and business unit and is aggregated up through the department level. Beginning in 2016, budgets were also incorporated into the Merit system to monitor overall performance against corporate goals.  Beginning in Q1 2016, we started using information from Merit for purposes of quarterly reviews and budgets for the entire organization. We utilize a rolling 24-month view (i.e., last 4 quarters and next 4 quarters) to set budgets at the level of each business unit.

The following responses address each of the specific comments outlined in Comment #2:

a)	Describe the company’s internal management reporting process, including organization and reporting structure and provide us with an organizational chart;

The Company currently has approximately 240 business units, each assigned a manager. Business units are aggregated at three levels based on functional responsibilities, with a manager assigned at each level:  group, division, and department. An example of this structure is the Madrid Sales business unit, which is aggregated up through the South Europe Sales group, the International Sales division, and finally to the Sales department. Aggregation for each group and division varies across each department and may be based on geographic location or other particular focus of the department, such as product, process, or function.  Typically, each group manager oversees a collection of business units; each division manager oversees a collection of groups; and each department executive oversees a collection of divisions.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

The below organizational chart shows department executives that currently report to our CEO and each department the executive manages. In 2015, these department executives initially reported to the Office of the President, which in turn reported to the CEO, but later in that year department executives began reporting directly to the CEO. The Office of the President was eliminated at the beginning of 2016. Our CEO meets the definition of CODM as discussed in subparagraph (b) below.

Michael J. Saylor, Chairman of the Board of Directors, President & Chief Executive Officer

Phong Le, Senior Executive Vice President & Chief Financial Officer	Timothy Lang, Senior Executive Vice President & Chief Technology Officer	David Rennyson, Senior Executive Vice President, Worldwide Sales	Michael Tae, Senior Executive Vice President, Worldwide Services	W. Ming Shao, Senior Executive Vice President & General Counsel	Mark Gambill, Executive Vice President, Marketing	Douglas Neff, Chief Information Officer

Finance	Technology	Sales	Consulting	Legal	Marketing	Information Systems
Human Resources			Education			Cloud
Facilities			Maintenance

b)	Identify the company’s chief operating decision maker or makers (“CODM”) and describe the basis for this determination;

The Company’s Chairman of the Board of Directors, President & CEO, Michael J. Saylor, is the Company’s CODM with respect to all business operations. In determining the CODM, we considered ASC 280-10-50-5, which states that the CODM identifies a function that allocates resources to and assesses the performance of the segments of a public entity. Mr. Saylor has served as our Chairman of the Board of Directors and CEO since founding the Company in 1989. Mr. Saylor determines the Company’s strategic and operational goals, and can approve or change budgets. Although he receives input from department executives, Mr. Saylor ultimately makes all key operating decisions across the Company.

c)	Identify the individuals that report directly to the CODM;

The CODM currently has the following direct reports:

•	Phong Le - Senior Executive Vice President & Chief Financial Officer;
•	Timothy Lang - Senior Executive Vice President & Chief Technology Officer;
•	David Rennyson - Senior Executive Vice President, Worldwide Sales;
•	Michael Tae - Senior Executive Vice President, Worldwide Services;
•	W. Ming Shao - Senior Executive Vice President & General Counsel;
•	Mark Gambill - Executive Vice President, Marketing;
•	Douglas Neff - Chief Information Officer;
•	Other employees reporting to the office of the CEO (e.g., Executive Assistant to the CEO, Director of Aviation, Corporate Security, etc.).

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

d)	Describe further the business unit structure;

As discussed in subparagraph (a) above, the Company currently has approximately 240 business units. Each business unit has an assigned manager who is responsible for managing costs and profitability of their respective business unit. Employees are placed in business units based on their functional responsibilities rather than association with a direct manager. Each business unit is aggregated at three levels: group, division and department.  Departments include Sales, Maintenance, Consulting, Education, Cloud, Technology, and other corporate functions such as Marketing, Information Systems, Finance, Human Resources, Facilities and Legal.

e)	Describe the responsibilities of the business unit managers and explain how they fit into your organizational structure;

Business unit managers are responsible for managing designated responsibilities for their specific business unit and helping to ensure that day-to-day operating activities are being effectively managed. Business units are aggregated at three levels based on functional responsibilities, with a manager assigned at each level: group, division and department.

f)	Describe how budgets are developed and resources are allocated throughout your organization;

Beginning in 2016, our Financial Planning & Analysis (“FP&A”) group, together with the respective department executive, developed a budget for each individual department for approval by the CODM.  Departmental cost budgets are developed by considering personnel costs (e.g., salary, benefits, etc.) and other controllable costs (e.g., time and expense, purchase orders, etc.) incurred at the business unit level. Business unit costs exclude certain costs such as stock options expense, depreciation and amortization, bad debt costs, facilities costs and non-income taxes. Departmental revenue budgets are developed based on the anticipated revenue production of certain employee roles within each business unit, and may be based on non-GAAP measures such as “bookings” (committed and annualized contract values), “delivered revenue” (based on consulting hours provided and bill rates), etc. Each budget also includes budgeted headcount to meet the objectives and goals of the department. The budgets are first reviewed by the Chief Financial Officer for consistency and reasonableness and then presented to the Chairman of the Board of Directors, President & CEO, Mr. Saylor, who as indicated above, serves as the CODM for all business units.  The CODM reviews each departmental budget and a consolidated budget for the Company as a whole, and either approves budgets or requests changes based on his strategic and operational goals for the Company.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

g)	Describe how performance of the business units is evaluated;

On a monthly basis, the FP&A group meets with each department executive to verify headcount, costs, revenues, and other key metrics, versus the previously established departmental budget.

On a quarterly basis, the FP&A group conducts a BP review with each business unit within the Sales department (approximately 60 business units) and the Consulting department (approximately 50 business units).  The FP&A group conducts a single BP review with each of the other department executives (covering approximately 130 business units). Our CODM does not attend BP review meetings because they are conducted at a level of detail that is not conducive for him to assess the performance of the Company and make key operating decisions.

Information obtained from these monthly and quarterly meetings serves both tactical and strategic purposes, including:

-	Updating our customer relationship management system for new sales opportunities;
-	Requesting updates to our travel and entertainment tracking system and time management solutions;
-	Understanding variances against our departmental budgets, adjusting performance expectations, and developing cost containment strategies;
-	Updating and revising our departmental budgets and forecasts; and
-	Recommending headcount-related decisions.

h)

Tell us what information the CODM receives with regards to the business units and how he uses such information in making key decisions with respect to evaluating and determining the actions necessary to achieve the company’s operating results;

As further discussed in subparagraph (j) below, the CFO Report and the Board Package are the primary sources of information that the CODM utilizes to make decisions on resources, evaluate overall corporate performance, and determine the actions necessary to achieve the Company’s operating results. Both the CFO Report and the Board Package contain operational and financial performance information at the department level. Department executives can use information at a lower level from the Merit system (e.g., division, group and business unit) to explain significant variances or unexpected trends. This detailed information is not regularly reviewed by the CODM.

i)	Describe how performance of the business unit managers is evaluated, including consideration of bonuses; and

The performance of business unit managers (and group and division managers) within the Sales and Consulting departments is measured primarily on the contribution of their respective business unit.  A Sales or Consulting business unit manager’s bonus may be further adjusted based on individual achievement of the manager’s quarterly objectives, set as part of our internal employee review process. Bonuses for all other business unit managers are determined based on their individual achievement of their quarterly objectives and overall performance (i.e., operating income) of the Company against its consolidated budget.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

j)

Describe the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM(s) and used for allocating resources and evaluating performance within your organization.

The CODM reviews operational and financial performance at the department level when making decisions on resources, evaluating performance, and determining the actions necessary to achieve the Company’s operating results. On a monthly basis, the FP&A group prepares an income statement forecast, also referred to as the CFO Report, which forecasts financial and operational results at the department level. The CFO Report is reviewed by the Chief Financial Officer and CODM to forecast financial performance for the Company for the current quarter.  In addition, on a quarterly basis, the FP&A group prepares the Board Package.  Each Board Package includes an executive summary, financial and operational results at the department level (which follows the format of the CFO Report), financial and operational projections at the department level, Wall Street analyst consensus estimates, and competitor data. The departmental financial reports contain revenue, cost, operating margin, headcount, key metrics, and budget data. The CFO Report and the Board Package serve as the primary sources of information that the CODM reviews and utilizes to make key decisions.

Although we currently organize our employees within individual business units and use the Merit system to evaluate performance at the department, division, group, business unit, and employee level, our CODM primarily reviews operating results at the department level through the CFO Report and the Board Package, which is the level in which he regularly approves budgets, assesses the performance of the business, and makes strategic and operating decisions. Because our departments are all inextricably linked to and rooted in the sale of our single software platform, we have concluded that we have one reportable operating segment.  We believe our conclusion of one reportable operating segment for the Company is consistent with the objectives and principles of ASC 280.

* * * * *

The Company has sought to address the staff’s comments with respect to the 2015 10-K in the responses contained herein and therefore has not filed an amendment to the 2015 10-K.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses answer the staff’s questions, but please contact the undersigned at (703) 744-3084 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Phong Le

Phong Le

Senior Executive Vice President &

Chief Financial Officer